December 2, 2010

Via EDGAR and Overnight Mail

Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:         Octus, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 23, 2010
File No. 000-21092

Dear Mr. Kim:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter to request an extension to December 21, 2010, being ten business days past the noted due date of  December 7, 2010, for response to comments raised in the Staff’s letter to Octus dated November 5, 2010 (the “SEC Comment Letter”) regarding your review of the above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) filed by Octus.

Octus has made substantial progress towards the completion of the required response and amendments. However, given the overall number of comments and the number requiring accounting analysis, input and approval from our Auditors, we require additional time to complete the response and amendments.

You may contact me at (530) 546-0200 if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Christian J. Soderquist
Christian J. Soderquist Chief Executive Officer Octus, Inc.